
December 7, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. Zhengyu Wang
Chairman and Chief Executive Officer
Tantech Holdings Ltd.
No. 10 Cen Shan Road, Shuige Industrial Zone
Lishui City, Zhejiang Province
People's Republic of China

> **Re:** **Tantech Holdings Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 29, 2016**
> **Response dated November 28, 2016**
> **File No. 001-36885**

Dear Mr. Wang:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the period ended December 31, 2015

Critical Accounting Policies, page73
Allowance for accounts receivable, page 74

1. We note your response to comment 1 from our letter dated November 3, 2016. Based on your response, it appears that your standard payment terms are three months for your typical customers. Based on the amounts still outstanding as of September 30, 2016, it appears that approximately $3.6 million of year-end receivables related to your typical customers, who are subject to your standard payment terms as they are not considered larger retailers or wholesale chains that are unlikely to default. Please provide us with an analysis of the specific evidence you relied on in concluding that your reserve of $1.2 million as of year-end was considered adequate. In order to better understand the adequacy of your reserve, please provide us with an aging schedule that shows the

breakdown of the $3.6 million of uncollected receivables as of September 30, 2016. We further remind you that to the extent any known trends in the aging of your trade receivables or uncertainties related to their collectability exists and may materially impact your future liquidity and results of operations; such impacts should be addressed in your MD&A.

2. We note your response to comment 1 from our letter dated November 3, 2016. With regard to your larger customer, Shanghai Huanguan; please tell us what specific evidence you relied on in determining that the outstanding balance $8,046,448 was considered collectible as of December 31, 2015, given that the amount was still outstanding as of September 30, 2016.

Item 15. Controls and Procedures, page 100

3. We note your response to our comment 2 from our letter dated November 3, 2016 and the subsequent amendment filed to your Form 20-F for which you have now concluded that your internal controls over financial reporting were not effective as of December 31, 2015. Given that internal controls over financial reporting are an integral part of disclosure controls and procedures; please tell us how you came to the conclusion that your material weakness related to internal controls over financial reporting did not impact your conclusion on the effectiveness of your disclosure controls and procedures or amend to revise your conclusion on the effectiveness of your disclosure controls and procedures.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Ed Kelly at (202) 551-3728, or in his absence, Pamela Long, at (202) 551-3765, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction